Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	June 30
	2011	2010	2009	2008	2007	2006
	(millions)
Income from continuing operations	$45.7	$211.9	$151.9	$119.7	$120.9	$136.7
Add
Equity investment loss	0.1	1.0	0.4	1.3	2.0	1.9
Income subtotal	45.8	212.9	152.3	121.0	122.9	138.6

Add
Taxes on income	15.2	99.0	29.5	63.8	44.9	60.3
Kansas City earnings tax	-	0.1	0.4	0.3	0.5	0.5
Total taxes on income	15.2	99.1	29.9	64.1	45.4	60.8

Interest on value of leased property	3.1	6.2	6.5	3.6	3.9	4.1
Interest on long-term debt	107.9	218.9	203.6	126.2	74.1	62.6
Interest on short-term debt	6.6	9.7	10.3	18.2	26.4	9.2
Other interest expense and amortization (a)	5.0	9.7	4.7	(1.4)	5.8	3.9

Total fixed charges	122.6	244.5	225.1	146.6	110.2	79.8

Earnings before taxes on
income and fixed charges	$183.6	$556.5	$407.3	$331.7	$278.5	$279.2

Ratio of earnings to fixed charges	1.50	2.28	1.81	2.26	2.53	3.50

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.